OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

SURGE GLOBAL ENERGY, INC.
          F/K/A THE HAVANA GROUP, INC.
(Name of Issuer)

               Common Stock
(Title of Class of Securities)

               86880T 10 0
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Rd., Suite 302, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 December 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
cusip no. 86880T 10 0		Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Fritz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 5,713,500
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,713,500
PERSON WITH:	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,713,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
cusip no. 86880T 10 0		Page 3 of 4 Pages

Item 1.    Security and Issuer

This statement relates to the Common Stock of Surge Global Energy, Inc. f/k/a The Havana Group, Inc. (the AIssuer@). The Issuer’s executive office is located at 12220 El Camino Real, Suite 410, San Diego, CA  92130.

Item 2.    Identity and Background

(a)	Mark C. Fritz

(b)	1387 Clarendon Avenue S.W. Canton, OH 44710

(c)	Private investor.

(d)	Not applicable.

(e)	Not applicable.

(f)	U.S.A

Item 3.    Source and Amount of Funds or Other Consideration

Personal funds.

SCHEDULE 13D
cusip no. 86880T 10 0		Page 4 of 4 Pages

Item 4.        Purpose of Transactions

Not Applicable.

Item 5.        Interest in Securities of the Issuer

(a) - (b) As of November 13, 2006, the Issuer had outstanding 27,587,097 shares of Common Stock. The reporting person on that date beneficially owned and had the right to vote and to dispose of 5,713,500 shares of Common Stock, representing 18.8% of the outstanding shares. Included therein were 837,500 shares of Common Stock issuable upon exercise of warrants at $1.60 per share, 1,000,000 Warrants exersable at $.50 per share and 1,000,000 Warrants exercisable at $.60 per share. Mr. Fritz had the sole right and power to vote and dispose of 5,713,500 shares.

(c) On November 28, 2006, Mr. Fritz purchased from the Issuer 1,000,000 shares of Common Stock, 1,000,000 Warrants exercisable at $.50 per share through May 28, 2007 and 1,000,000 Warrants exercisable at $.60 per share through November 28, 2011 at a price of $450,000.

(d) - (e) Not Applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not Applicable.

Item 7.        Materials to be filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2006

Reporting Person:  Mark C. Fritz

Signature By: /s/ Mark C. Fritz